As filed with the Securities and Exchange Commission June 1, 2026

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

Japan Smaller Capitalization Fund, Inc.
(Name of Subject Company (Issuer))

Japan Smaller Capitalization Fund, Inc.
(Name of Filing Person (Issuer))

Common Stock, Par Value $0.10 Per Share
(Title of Class of Securities)

47109U104
(CUSIP Number of Class of Securities)

Neil Daniele
c/o Japan Smaller Capitalization Fund, Inc.
Worldwide Plaza
309 West 49th Street
New York, NY 10019
866-270-7788

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copies of Communications to:

Nathan J. Greene
Sidley Austin LLP
787 7th Avenue
New York, NY 10019
(212) 839-8673

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

INTRODUCTORY STATEMENT

Item 1.	Summary Term Sheet.

Reference is made to the Summary Term Sheet in the Issuer Tender Offer Statement that is attached hereto as Exhibit (a)(1)(i) and is hereby incorporated by reference.

Item 2.	Subject Company Information.

(a)
The name of the issuer is Japan Smaller Capitalization Fund, Inc. (the “Fund”). The Fund is a closed-end, diversified management investment company incorporated under the laws of the State of Maryland. The Fund’s address is Worldwide Plaza, 309 West 49th Street, New York, NY 10019. The Fund’s telephone number is 1-800-833-0018.

(b)
The title of the securities that are the subject of the Issuer Tender Offer Statement and the related Letter of Transmittal (the tender offer made thereby, the “Offer”) are the Fund’s issued and outstanding shares of common stock, par value $0.10 per share (the “Shares”). As of the close of business on April 30, 2026, there were 28,333,893 Shares issued and outstanding. Subject to the conditions set forth in the Offer, the Fund will purchase for cash up to 10% of its outstanding Shares, or up to 2,833,389 Shares, that are properly tendered by holders of the Fund’s shares and not withdrawn as described in the Offer.

(c)	The Shares are traded on the New York Stock Exchange (“NYSE”).

Item 3.	Identity and Background of Filing Person.

(a)
The Fund is the filing person. Please refer to Item 2(a) above for information required by this Item. Nomura Asset Management Co., Ltd. (the “Investment Adviser”) serves as the investment adviser to the Fund. The Investment Adviser is a Delaware limited liability company and a registered investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”). The principal business address of the Investment Adviser is 2-2-1, Toyosu, Koto-ku, Tokyo 135-0061, Japan. The members of the Board of Directors are David B. Chemidlin, Tina Jones, Arthur B. Laby, Marcia L. MacHarg, Paige P. Ouimet and Yusuke Andoh (each, a “Director”). The President and Principal Executive Officer of the Fund is Yusuke Andoh. The Treasurer and Principal Financial Officer of the Fund is Thomas Perugini. The directors and executive officers of the Fund may be reached at the Fund’s business address and phone number set forth in Item 2(a) above.

Item 4.	Terms of the Transaction.

(a)(1)	The following sections of the Issuer Tender Offer Statement contain a description of the material terms of the transaction and are incorporated herein by reference:

•	“Summary Term Sheet”

•	“Terms of the Offer; Expiration Date”

•	“Procedure for Tendering Shares”

•	“Rights of Withdrawal”

•	“Effect of the Offer; Source and Amount of Funds”

•	“Purpose of the Offer; Past Contracts or Agreements”

•	“NAV and Market Price Range of Shares”

•	“Certain U.S. Federal Income Tax Consequences of the Offer”

•	“Certain Information Concerning the Fund, the Fund’s Manager and the Fund’s Investment Adviser”

•	“Interests of Directors and Officers; Transactions and Arrangements Concerning the Shares”

•	“Certain Legal Matters; Regulatory Approvals”

•	“Certain Conditions of the Offer”

•	“Fees and Expenses”

(a)(2)	Not applicable.

(b)
Any Shares to be purchased from any officer, director or affiliate of the Fund would be on the same terms and conditions as any other purchase of Shares. To the Fund’s knowledge, none of the officers, directors, or affiliates of the Fund intends to tender Shares in the Offer. The information set forth in the Issuer Tender Offer Statement under “Interests of Directors and Officers; Transactions and Arrangements Concerning the Shares” is incorporated herein by reference.

Item 5.	Past Contracts, Transactions, Negotiations and Agreements With Respect to the Issuer’s Securities.

(a)-(d)	Not applicable.

(e)	Reference is made to Section 6 “Purpose of the Offer; Past Contracts or Agreements” of the Issuer Tender Offer Statement, which is incorporated herein by reference.

Item 6.	Purpose of This Tender Offer and Plans or Proposals.

(a) – (c)	Reference is made to Section 6 “Purpose of the Offer; Past Contracts or Agreements” of the Issuer Tender Offer Statement, which is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration.

(a)	Reference is made to Section 5 “Effect of the Offer; Source and Amount of Funds” of the Issuer Tender Offer Statement, which is incorporated herein by reference.

(b)	Reference is made to Section 5 “Effect of the Offer; Source and Amount of Funds” of the Issuer Tender Offer Statement, which is incorporated herein by reference.

(d)	The Fund has no plans at this time to borrow funds to purchase Shares tendered in connection with the Offer.

Item 8.	Interest in Securities of the Subject Company.

(a)
Reference is made to Section 10 “Interest of Directors and Officers; Transactions and Arrangements Concerning the Shares” of the Issuer Tender Offer Statement, which is incorporated herein by reference.

(b)
Neither the Fund nor, to the best of the Fund’s knowledge, any of the Fund’s directors or executive officers, has effected any transaction in the Shares, except for automatic dividend reinvestment, during the past 60 days.

Item 9.	Persons/Assets, Retained, Employed, Compensated or Used.

(a)
No persons have been directly or indirectly employed, retained, or are to be compensated by or on behalf of the Fund to make solicitations or recommendations in connection with the Offer to Purchase. The information set forth in the Offer to Purchase under “Fees and Expenses” is incorporated herein by reference.

Item 10.	Financial Statements.

(a)
The audited financial statements of the Fund dated February 28, 2026 and the schedule of investments of the Fund dated February 28, 2026 as filed with the Securities and Exchange Commission on EDGAR on Form N-CSR on May 5, 2026 are incorporated herein by reference.

(b)	Not applicable.

Item 11.	Additional Information

(a)(1)	None

(a)(2)	None

(a)(3)	Not applicable

(a)(4)	Not applicable

(a)(5)	None

(c)	None

Item 12(a).	Exhibits.

(a)(1)(i)	Issuer Offer to Purchase dated June 1, 2026*

(a)(1)(ii)	Form of Letter of Transmittal to Holders of Common Stock*

(a)(1)(iii)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(1)(iv)	Letter to Clients and Client Instruction Form*

(a)(1)(v)	Form of Letter to Shareholders*

(a)(1)(vi)	Form of Notice of Withdrawal*

(a)(2)	None.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(i)	Press release issued on May 22, 2026 is incorporated by reference to the Fund’s Schedule TO-C, as filed with the Securities and Exchange Commission on May 26, 2026[1]

1 Previously filed on May 26, 2026 as an exhibit to the Schedule TO-C.
* Filed herewith.

(b)	None.

(d)	None.

(g)	None.

(h)	None.

Item 12(c).	Filing Fees

Filing Fee Exhibit*

Item 13.	Information Required by Schedule 13E-3

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

JAPAN SMALLER CAPITALIZATION FUND, INC.

/s/ Yusuke Andoh
	Name:	Yusuke Andoh
	Title:	President and Principal Executive Officer

Dated: June 1, 2026